Av Industrial 675
Lima 1 Perú
T 511 336 7070
F 511 336 8331

Ferreyros

Exemption pursuant to Rule 12g3-2(b) **82-4567**
Submission of: Other information

Lima, May 9th, 2007

SECURITIES AND EXCHANGE COMMISSION
Office of International Corporate Finance
450 Fifth Street N.W.
Washington D.C. 20549-1004
USA

Dear Sirs:

List of our shareholders as of April 30th, had a participation higher than 5% of the shares with right to vote:

La Positiva Vida Seguros y Reaseguros S.A.	9.67%
RI-FONDO 2 (Prima AFP)	7.70%
HO-FONDO 2 (Horizonte AFP)	6.80%
RI-FONDO 3 (Prima AFP)	6.51%
Horseshoe Bay Limited	6.46%
IN-FONDO 2 (Integra AFP)	5.62%
PR-FONDO 2 (Profuturo AFP)	5.01%

Truly Yours,

Patricia Gastelumendi Lukis
Finance Division Manager
Stock Agent

Av Industrial 675
Lima 1 Perú

Ferreyros

Exemption pursuant to Rule 12g3-2(b) **82-4567**
Submission of: **Other information**

T 511 336 7070
F 511 336 8331

Lima, May 9th, 2007

SECURITIES AND EXCHANGE COMMISSION
Office of International Corporate Finance
450 Fifth Street N.W.
Washington D.C. 20549-1004
USA

Dear Sirs:

Please find attached the list of our shareholders as of April 30th, had a participation higher than 0.5% of the shares with right to vote.

Faithfully yours

Ferreyros

PATRICIA GASTELUMENDI LUKIS
Gerente de División Finanzas

www.ferreyros.com.pe

END

FERREYROS S.A.A. **20070508 15:17:41 GFACP113**

RELACION DE ACCIONISTAS **Pag. 1**

SECU	T/A	N° DOC	NOMBRES	ACCIONES	V.UNIT	PORCENTAJE
1	RUC	20454073143	LA POSITIVA VIDA SEGUROS Y REASEGUROS S.	24,983,602	1.10	9.67
2	RUC	20510398158	RI - FONDO 2	19,891,733	1.10	7.70
3	RUC	20143980821	HO-FONDO 2	17,569,228	1.10	6.80
4	RUC	20510398158	RI - FONDO 3	16,826,660	1.10	6.51
5	OTR	038013580	HORSESHOE BAY LIMITED	16,700,420	1.10	6.46
6	RUC	20157036794	IN - FONDO 2	14,531,593	1.10	5.62
7	RUC	20142829551	PR - FONDO 2	12,950,317	1.10	5.01
8	RUC	20157036794	IN - FONDO 3	12,755,357	1.10	4.94
9	DNI	08191212	MONTERO ARAMBURU EDUARDO	12,710,999	1.10	4.92
10	RUC	20100228352	CORPORACION CERVESUR S.A.A.	10,001,622	1.10	3.87
11	OTR	021015391	DUCKTOWN HOLDINGS S.A.	9,185,843	1.10	3.56
12	RUC	20137909813	ÑORTENSIA S.A.	7,742,005	1.10	3.00
13	RUC	20142829551	PR - FONDO 3	7,635,088	1.10	2.96
14	RUC	20215376916	BUSLETT S.A.	5,728,792	1.10	2.22
15	RUC	20143980821	HO-FONDO 3	4,908,938	1.10	1.90
16	OTR	027012415	HIBISCUS CAPITAL LTD.	4,355,583	1.10	1.69
17	RUC	20171049262	INVERSIONES VARESLI S.A.	3,872,778	1.10	1.50
18	RUC	20136975669	INTERNATIONAL MACHINERY CO. S.A.	2,799,049	1.10	1.08
19	RUC	20111691631	GONDOMAR S.A.	2,502,358	1.10	0.97
20	RUC	00009224842	BCP ACCIONES FMIV	2,424,994	1.10	0.94
21	RUC	20514900451	ING RENTA ACCIONES FMIV	2,270,508	1.10	0.88
22	RUC	20468451451	TRANSACCIONES FINANCIERAS	2,109,545	1.10	0.82
23	RUC	20100136741	MINSUR S.A.	1,945,498	1.10	0.75
24	DNI	08243243	ARAMBURU DE MONTERO BLANCA	1,905,392	1.10	0.74
25	RUC	20157036794	IN - FONDO 1	1,762,270	1.10	0.68
26	RUC	20510398158	RI - FONDO 1	1,533,519	1.10	0.59
27	RUC	90000007995	INTERFONDO MIXTO SOLES FMIV	1,490,000	1.10	0.58
28	DNI	07277264	ESPINOSA BEDOYA OSCAR	1,383,717	1.10	0.54
29	RUC	20121047072	FUNDACION MANUEL J. BUSTAMANTE	1,371,110	1.10	0.53
30	RUC	20374940202	INTERFONDO	1,350,000	1.10	0.52
31	DNI	07270871	ALVAREZ CALDERON DE FERREYROS CARMEN	1,295,705	1.10	0.50
32	DNI	08231540	BARRIOS GARCIA DE MULANOVICH MARIA DEL C	1,286,861	1.10	0.50

END